SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No      )

ERIE FAMILY LIFE INSURANCE COMPANY
(Name of Subject Company)
ERIE FAMILY LIFE INSURANCE COMPANY
(Name of Person(s) Filing Statement)
Common stock, par value $0.40 per share
(Title of Class of Securities)
295242 10 1

(CUSIP Number of Class of Securities)
Jan R. Van Gorder, Esquire
Senior Executive Vice President,
Secretary and General Counsel
Erie Family Life Insurance Company
100 Erie Insurance Place
Erie, Pennsylvania 16530
(814) 870-2000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     The name of the subject company is Erie Family Life Insurance Company, a Pennsylvania stock life insurance company (“EFL”), and the address of EFL’s principal executive offices is 100 Erie Insurance Place, Erie, Pennsylvania 16530 (telephone number 814-870-2000). The title of the class of equity securities to which this statement relates is EFL common stock, par value $.40 per share. As of April 27, 2006, 9,450,000 shares of EFL common stock were outstanding. As of such date, Erie Indemnity Company (“Erie Indemnity”) owned 2,043,900 shares of EFL common stock, or 21.6% of the outstanding shares, and Erie Insurance Exchange (the “Exchange”) owned 5,055,562 shares of EFL common stock, or 53.5% of the outstanding shares. Therefore, Erie Indemnity and the Exchange collectively owned 7,099,462 shares of EFL common stock, or 75.1% of the outstanding shares, as of April 27, 2006.
Item 2. Identity and Background Of Filing Person.
     EFL has filed this statement in connection with the cash tender offer by Erie Acquisition Inc., a Pennsylvania corporation (the “Purchaser”) that is owned 21.6% by Erie Indemnity, a Pennsylvania corporation and the attorney-in-fact for the Exchange, and 78.4% by the Exchange, a Pennsylvania reciprocal insurance exchange, to purchase all outstanding shares of EFL common stock not owned by Erie Indemnity or the Exchange (the “Shares”) at a price of $32.00 per share, without interest, net to each seller in cash, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 27, 2006, and the related Letter of Transmittal (which terms and conditions, as amended or supplemented, collectively constitute the “Offer”). The Offer is disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated April 27, 2006 (the “Schedule TO”), with the Securities and Exchange Commission (the “SEC”).
     The Offer is conditioned on, among other things, satisfaction of the minimum tender condition described in the Offer to Purchase. The minimum tender condition requires that a majority of the shares of EFL common stock owned by EFL shareholders other than Erie Indemnity, the Exchange, the executive officers and directors of Erie Indemnity and the Erie Insurance Group Pension Plan for Employees (the “Erie Pension Plan”) be tendered in order for the Offer to be consummated (the “Minimum Condition”). If the Offer is successful, Erie Indemnity and the Exchange will transfer the shares of EFL common stock they own to the Purchaser, which will result in the Purchaser owning more than 80% of the outstanding shares of EFL common stock and permit the Purchaser to consummate a merger with EFL (the “Merger”) without a vote of, or prior notice to, EFL’s shareholders or EFL’s board of directors. As a result of the Offer and the Merger, all of the capital stock of EFL would be owned by Erie Indemnity and the Exchange and EFL common stock would no longer trade. In connection with the Merger, the Purchaser will pay to the EFL shareholders who have not tendered their EFL shares, other than the Purchaser, the same $32.00 per share cash consideration that the Purchaser paid for EFL shares in the Offer. EFL shareholders who do not tender their shares in the Offer will be entitled to pursue dissenters’ rights and demand a judicial appraisal of the fair value of their shares under Pennsylvania law.
     The principal executive offices of the Purchaser, Erie Indemnity and the Exchange are located at 100 Erie Insurance Place, Erie, Pennsylvania 16530 (telephone number 814-870-2000).
Item 3 Past Contacts, Transactions, Negotiations and Agreements.
     All material agreements, arrangements or understandings and any actual or potential conflicts of interest between EFL or affiliates of EFL and (i) EFL, EFL’s executive officers, directors or affiliates or (ii) Erie Indemnity, the Exchange or the Purchaser or their respective officers, directors or affiliates are described in Annex A to this Schedule 14D-9 and incorporated by reference herein.
ITEM 4 The Solicitation or Recommendation.
     Recommendation by EFL’s Board of Directors. For the reasons set forth below under the caption “—Reasons for No Recommendation,” EFL’s board of directors (the “EFL Board”) has determined to remain neutral and make no recommendation to EFL’s shareholders with respect to the Offer or the Merger.
     All of the directors of EFL are directors of Erie Indemnity. Accordingly, there are no independent directors of EFL who could serve as a special committee of independent directors of the board of directors of the EFL Board to evaluate the Offer. In addition, all of the executive officers of EFL are executive officers of Erie Indemnity.
     Erie Indemnity has not negotiated the terms of the Offer and the Merger with EFL or the EFL Board and Erie Indemnity has not requested that EFL, the EFL Board or any special committee of the EFL Board approve the Offer.
     The EFL Board believes that each holder of Shares should make its own decision regarding whether to tender Shares in the Offer based on all the available information, including the information below under “— Other Factors.” In addition, in the case of holders who do not tender Shares or who tender but then withdraw Shares, each should make its own decision whether to exercise statutory appraisal rights if the Purchaser completes the Merger.
     Background.
     On March 21, 2006, Erie Indemnity, on behalf of itself and the Exchange, filed a Schedule TO-C with the SEC and issued a press release announcing their intent to commence a tender offer for all outstanding shares of EFL common stock not owned by Erie Indemnity or the Exchange at a price of $32.00 per share in cash.
     On March 21, 2006, the EFL Board met and decided that EFL’s 2006 annual meeting of shareholders should be deferred until the announced transaction has been completed.
     At its April 19, 2006 meeting, the EFL Board considered the Offer. Following discussion, the EFL Board decided to remain neutral and make no recommendation to EFL’s shareholders as to whether they should tender their Shares in the Offer.
     Reasons for No Recommendation. As a result of the arrangements and relationships described in Annex A, all members of the EFL Board and of EFL management may be regarded as having a conflict of interest with respect to the Offer and the Merger. For this reason, the EFL Board decided to remain neutral and make no recommendation with respect to the Offer.
     Other Factors. When considering the Offer, EFL shareholders should bear in mind the following factors, among others:
•	Erie Indemnity’s Unwillingness to Sell EFL. Because Erie Indemnity, through shares of EFL common stock owned by itself and the Exchange, possesses a majority of the voting power of EFL, Erie Indemnity has the legal power to prevent any sale of EFL to a third party. Erie Indemnity has confirmed to the EFL Board that Erie Indemnity does not presently, and will not in the foreseeable future, have any interest in selling all or substantially all of its shares of EFL common stock or causing EFL to enter into any merger, consolidation, sale of substantial assets or other business combination.

•	No Opportunity to Participate in Future Growth. If you tender your Shares in the Offer, you will not have the opportunity to participate in the future earnings, profits and growth of EFL and will not have the right to vote on corporate matters relating to EFL. If the Offer and the Merger are completed, Erie Indemnity and the Exchange will together own a 100% interest in the net book value and net earnings of EFL and will benefit from any future increase in the value of EFL. Similarly, Erie Indemnity and the Exchange will bear the risk of any decrease in the value of EFL and you will not face the risk of a decline in the value of EFL.

•	Availability of Appraisal Rights. If you decide to tender your EFL shares in the Offer, you will not be entitled to exercise statutory appraisal rights under Pennsylvania law. If you do not tender your EFL shares in the Offer and the Merger occurs, you will be entitled to pursue dissenters’ rights and demand a judicial appraisal of the fair value of your EFL shares plus a fair rate of interest, if any, from the date of the Merger instead of receiving the $32.00 per share cash consideration paid for EFL shares in the Offer. The appraised value may be more than, less than or the same as the $32.00 per share cash consideration paid in the Offer and the Merger.

•	Taxable Cash Consideration. The Offer and the Merger will each provide cash consideration to the EFL shareholders other than Erie Indemnity and the Exchange. However, the receipt of the $32.00 per share cash price in the Offer and the Merger will generally be taxable to EFL’s shareholders.

•	No Independent EFL Directors or Executive Officers. EFL has no independent directors or members of management who could make a recommendation to the shareholders of EFL other than Erie Indemnity and the Exchange, with respect to the Offer and coordinate preparation this Schedule 14D-9. In addition, since all of the executive officers and directors of Erie Indemnity and EFL may be regarded as having actual or potential conflicts of interest in connection with the Offer and the Merger, no director or executive officer was in the position to negotiate the Offer price with Erie Indemnity on behalf of the shareholders of EFL. The financial interests of Erie Indemnity and the Exchange in the Offer price are different from the financial interests of the shareholders of EFL other than Erie Indemnity and the Exchange.

•	No Fairness Opinion. No unaffiliated representative has been retained to act solely on behalf of the shareholders of EFL other than Erie Indemnity and the Exchange, or to prepare a report concerning the fairness of the Offer and the Merger.

•	Limited Trading Market. The Offer and the Merger will provide liquidity for public shareholders of EFL whose ability to sell their Shares is adversely affected by the limited trading volume and small public float in EFL common stock.

•	Need for Equity Capital; Potential Reduction of Dividends. EFL needs to obtain additional equity capital, either through the sale of stock or other securities treated as equity for regulatory purposes, to support growth initiatives and to strengthen its rating from A.M. Best Company. If the Offer is not successful, Erie Indemnity has indicated to EFL that it is unlikely that Erie Indemnity and the Exchange would continue to provide capital to EFL in exchange for surplus notes unless the shareholder dividends historically paid to EFL shareholders, which reduces capital available to EFL, were eliminated.

•	Minimum Condition. The Offer is conditioned on the tender of at least a majority of the shares of EFL common stock owned by EFL shareholders other than Erie

Indemnity, the Exchange, the executive officers and directors of Erie Indemnity and the Erie Pension Plan.
     Intent to Tender. Each of the directors and executive officers of EFL has agreed to refrain from tendering any Shares in the Offer with respect to which they have reported direct or indirect beneficial ownership. Erie Indemnity has not received such an agreement, however, from two shareholders in which two EFL directors have indirect interests. Although these two directors disclaim beneficial ownership of the 154,482 Shares owned by these two shareholders, those 154,482 Shares will be assumed to have been tendered, which will increase the number of shares required to satisfy the Minimum Condition by 154,482 Shares.
ITEM 5 Persons/Assets, Retained, Employed, Compensated or Used.
     EFL has not retained any advisors in connection with the Offer.
ITEM 6 Interests In Securities Of Subject Company.
     None.
ITEM 7 Purpose of Transaction and Plans or Proposals.
     Subject Company Negotiations
     EFL is not currently undertaking or engaged in any negotiations in response to the Offer or Merger that relate to or would result in (a) a tender offer for or other acquisition of EFL’s securities by EFL, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation involving EFL or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of EFL or any of its subsidiaries or (d) any material change in the present dividend policy, indebtedness or capitalization of EFL.
     There are no transactions, resolutions of the EFL Board, agreements in principle or signed contracts in response to the Offer or the Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.
ITEM 8 Additional Information.
     None.
ITEM 9 Exhibits.

(a)(1)	Letter to Shareholders of Erie Family Life Insurance Company dated March 28, 2006 (previously filed as Exhibit 99.1 under cover of Schedule 14D-9-C on March 28, 2006)

(e)(1)	Employment Agreement effective December 16, 1997 by and between Erie Indemnity Company and Jan R. Van Gorder (Incorporated by reference to Exhibit 10.4 filed with EFL’s Form 10-K Annual Report for the year ended December 31, 1997 that was filed with the SEC on March 11, 1998 (the “1997 Form 10-K”))

(e)(2)	Employment Agreement effective December 16, 1997 by and between Erie Indemnity Company and Philip A. Garcia (Incorporated by reference to Exhibit 10.5 filed with the 1997 Form 10-K)

(e)(3)	Employment Agreement effective December 16, 1997 by and between Erie Indemnity Company and John J. Brinling, Jr. (Incorporated by reference to Exhibit 10.6 filed with the 1997 Form 10-K)

(e)(4)	Employment Agreement effective June 30, 1999 by and between Erie Indemnity Company and Jeffrey A. Ludrof (Incorporated by reference to Exhibit 10.7 filed with EFL’s Form 10-K Annual Report for the year ended December 31, 1999 that was filed with the SEC on March 28, 2000 (the “1999 Form 10-K”)

(e)(5)	Employment Agreement effective December 15, 1999 by and between Erie Indemnity Company and Douglas F. Ziegler (Incorporated by reference to Exhibit 10.8 filed with the 1999 Form 10-K)

(e)(6)	Addendum to Employment Agreement effective December 15, 1999 by and between Erie Indemnity Company and Jan R. Van Gorder (Incorporated by reference to Exhibit 10.10 filed with the 1999 Form 10-K)

(e)(7)	Addendum to Employment Agreement effective December 15, 1999 by and between Erie Indemnity Company and Philip A. Garcia (Incorporated by reference to Exhibit 10.11 filed with the 1999 Form 10-K)

(e)(8)	Addendum to Employment Agreement effective December 15, 1999 by and between Erie Indemnity Company and John J. Brinling, Jr. (Incorporated by reference to Exhibit 10.12 filed with the 1999 Form 10-K)

(e)(9)	Addendum to Employment Agreement effective December 15, 1999 by and between Erie Indemnity Company and Jeffrey A. Ludrof (Incorporated by reference to Exhibit 10.13 filed with the 1999 Form 10-K)

(e)(10)	Addendum to Employment Agreement effective December 15, 2000 by and between Erie Indemnity Company and Jan R. Van Gorder (Incorporated by reference to Exhibit 10.15 filed with EFL’s Form 10-K Annual Report for the year ended

December 31, 2000 that was filed with the SEC on March 19, 2001 (the “2000 Form 10-K”))

(e)(11)	Addendum to Employment Agreement effective December 15, 2000 by and between Erie Indemnity Company and Philip A. Garcia (Incorporated by reference to Exhibit 10.16 filed with the 2000 Form 10-K)

(e)(12)	Addendum to Employment Agreement effective December 15, 2000 by and between Erie Indemnity Company and John J. Brinling, Jr. (Incorporated by reference to Exhibit 10.17 filed with the 2000 Form 10-K)

(e)(13)	Addendum to Employment Agreement effective December 15, 2000 by and between Erie Indemnity Company and Jeffrey A. Ludrof (Incorporated by reference to Exhibit 10.18 filed with the 2000 Form 10-K)

(e)(14)	Addendum to Employment Agreement effective December 15, 2000 by and between Erie Indemnity Company and Douglas F. Ziegler (Incorporated by reference to Exhibit 10.19 filed with the 2000 Form 10-K)

(e)(15)	Addendum to Employment Agreement effective December 12, 2001 by and between Erie Indemnity Company and Jan R. Van Gorder (Incorporated by reference to Exhibit 10.21 filed with EFL’s Form 10-K Annual Report for the year ended December 31, 2001 that was filed with the SEC on March 15, 2002 (the “2001 Form 10-K”))

(e)(16)	Addendum to Employment Agreement effective December 12, 2001 by and between Erie Indemnity Company and Philip A. Garcia (Incorporated by reference to Exhibit 10.22 filed with the 2001 Form 10-K)

(e)(17)	Addendum to Employment Agreement effective December 12, 2001 by and between Erie Indemnity Company and John J. Brinling, Jr. (Incorporated by reference to Exhibit 10.23 filed with the 2001 Form 10-K)

(e)(18)	Addendum to Employment Agreement effective December 12, 2001 by and between Erie Indemnity Company and Jeffrey A. Ludrof (Incorporated by reference to Exhibit 10.24 filed with the 2001 Form 10-K)

(e)(19)	Addendum to Employment Agreement effective December 12, 2001 by and between Erie Indemnity Company and Douglas F. Ziegler (Incorporated by reference to Exhibit 10.25 filed with the 2001 Form 10-K)

(e)(20)	Employment Agreement effective May 9, 2002 by and between Erie Indemnity Company and Jeffrey A. Ludrof (Incorporated by reference to Exhibit 10.27 filed with EFL’s Form 10-K Annual Report for the year ended December 31, 2002 that was filed with the SEC on March 27, 2003 (the “2002 Form 10-K”)

(e)(21)	Addendum to Employment Agreement effective December 12, 2002 by and between Erie Indemnity Company and Jan R. Van Gorder (Incorporated by reference to Exhibit 10.28 filed with the 2002 Form 10-K)

(e)(22)	Addendum to Employment Agreement effective December 12, 2002 by and between Erie Indemnity Company and Philip A. Garcia (Incorporated by reference to Exhibit 10.29 filed with the 2002 Form 10-K)

(e)(23)	Addendum to Employment Agreement effective December 12, 2002 by and between Erie Indemnity Company and John J. Brinling, Jr. (Incorporated by reference to Exhibit 10.30 filed with the 2002 Form 10-K)

(e)(24)	Addendum to Employment Agreement effective December 12, 2002 by and between Erie Indemnity Company and Douglas F. Ziegler (Incorporated by reference to Exhibit 10.31 filed with the 2002 Form 10-K)

(e)(25)	Employment Agreement effective December 15, 2002 by and between Erie Indemnity Company and Michael J. Krahe (Incorporated by reference to Exhibit 10.32 filed with the 2002 Form 10-K)

(e)(26)	Employment Agreement effective December 15, 2002 by and between Erie Indemnity Company and Thomas B. Morgan (Incorporated by reference to Exhibit 10.33 filed with the 2002 Form 10-K)

(e)(27)	Addendum to Employment Agreement effective December 12, 2003 by and between Erie Indemnity Company and Jeffrey A. Ludrof (Incorporated by reference to Exhibit 10.34 filed with EFL’s Form 10-K Annual Report for the year ended December 31, 2003 that was filed with the SEC on March 8, 2004 (the “2003 Form 10-K”))

(e)(28)	Addendum to Employment Agreement effective December 12, 2003 by and between Erie Indemnity Company and Jan R. Van Gorder (Incorporated by reference to Exhibit 10.35 filed with the 2003 Form 10-K)

(e)(29)	Addendum to Employment Agreement effective December 12, 2003 by and between Erie Indemnity Company and Philip A. Garcia (Incorporated by reference to Exhibit 10.36 filed with the 2003 Form 10-K)

(e)(30)	Addendum to Employment Agreement effective December 12, 2003 by and between Erie Indemnity Company and John J. Brinling, Jr. (Incorporated by reference to Exhibit 10.37 filed with the 2003 Form 10-K)

(e)(31)	Addendum to Employment Agreement effective December 12, 2003 by and between Erie Indemnity Company and Douglas F. Ziegler (Incorporated by reference to Exhibit 10.38 filed with the 2003 Form 10-K)

(e)(32)	Addendum to Employment Agreement effective December 12, 2003 by and between Erie Indemnity Company and Michael J. Krahe (Incorporated by reference to Exhibit 10.39 filed with the 2003 Form 10-K)

(e)(33)	Addendum to Employment Agreement effective December 12, 2003 by and between Erie Indemnity Company and Thomas B. Morgan (Incorporated by reference to Exhibit 10.40 filed with the 2003 Form 10-K)

(e)(34)	Insurance bonus agreement effective December 23, 2003 by and between Erie Indemnity Company and Jeffrey A. Ludrof (Incorporated by reference to Exhibit 10.41 filed with the 2003 Form 10-K)

(e)(35)	Insurance bonus agreement effective December 23, 2003 by and between Erie Indemnity Company and Jeffrey A. Ludrof (Incorporated by reference to Exhibit 10.42 filed with the 2003 Form 10-K)

(e)(36)	Insurance bonus agreement effective December 23, 2003 by and between Erie Indemnity Company and Jan R. Van Gorder (Incorporated by reference to Exhibit 10.43 filed with the 2003 Form 10-K)

(e)(37)	Insurance bonus agreement effective December 23, 2003 by and between Erie Indemnity Company and Philip A. Garcia (Incorporated by reference to Exhibit 10.44 filed with the 2003 Form 10-K)

(e)(38)	Insurance bonus agreement effective December 23, 2003 by and between Erie Indemnity Company and John J. Brinling, Jr. (Incorporated by reference to Exhibit 10.45 filed with the 2003 Form 10-K)

(e)(39)	Insurance bonus agreement effective December 23, 2003 by and between Erie Indemnity Company and Michael J. Krahe (Incorporated by reference to Exhibit 10.46 filed with the 2003 Form 10-K)

(e)(40)	Insurance bonus agreement effective December 23, 2003 by and between Erie Indemnity Company and Thomas B. Morgan (Incorporated by reference to Exhibit 10.47 filed with the 2003 Form 10-K)

(e)(41)	Annual Incentive Plan effective March 2, 2004 (Incorporated by reference to Exhibit 10.48 filed with EFL’s Form 10-K Annual Report for the year ended December 31, 2004 that was filed with the SEC on February 24, 2005 (the “2004 Form 10-K”))

(e)(42)	Long-Term Incentive Plan effective March 2, 2004 (Incorporated by reference to Exhibit 10.49 filed with the 2004 Form 10-K)

(e)(43)	Cost Sharing Agreement for Information Technology Development dated March 14, 2001 between Erie Indemnity and member companies of the Erie Insurance Group (Incorporated by reference to Exhibit 10.41 filed with Erie Indemnity’s Form 10-Q Quarterly Report for the quarter ended June 30, 2001 that was filed with the Commission on July 17, 2001)

(e)(44)	Surplus Note dated August 26, 2003 by EFL in favor of Erie Indemnity

(e)(45)	Surplus Note dated December 30, 2005 by EFL in favor of the Exchange

(e)(46)	Service Agreement dated June 21, 1993 by and between EFL and Erie Indemnity

(g)	None

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 27, 2006

ERIE FAMILY LIFE INSURANCE COMPANY
By:	/s/ Jeffrey A. Ludrof
Jeffrey A. Ludrof, President and
Chief Executive Officer

ANNEX A
     In response to Item 3 of this Schedule 14D-9, this Annex A describes all material agreements, arrangements or understandings and any actual or potential conflicts of interest between EFL or affiliates of EFL and (i) EFL, EFL’s executive officers, directors or affiliates or (ii) Erie Indemnity, the Exchange or the Purchaser or their respective officers, directors or affiliates.
BOARD COMPOSITION
     All of the directors of EFL are also directors of Erie Indemnity and all of the executive officers of EFL are also executive officers of Erie Indemnity. They therefore may be regarded to have a conflict of interest with respect to the Offer and the Merger because they have fiduciary duties both to the shareholders of Erie Indemnity and to the shareholders of EFL.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director’s liability for monetary damages for any action taken or any failure to take any action unless (i) the director has breached or failed to perform the duties of his office and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
     The Bylaws of each of EFL and Erie Indemnity provide for (i) indemnification of directors, officers, employees and agents of such corporation and its subsidiaries and (ii) the elimination of a director’s liability for monetary damages, to the fullest extent permitted by Pennsylvania law.

SECURITY OWNERSHIP OF PRINCIPAL
SHAREHOLDERS AND MANAGEMENT
     The following table sets forth the beneficial ownership of shares of EFL common stock as of April 26, 2006, by the Purchaser, Erie Indemnity, the Exchange, the Erie Pension Plan and the directors and executive officers of Erie Indemnity. Jeffrey A. Ludrof, who is listed below, is the sole officer and director of the Purchaser.

	Shares of EFL
	Common Stock	Percentage of
Name of Individual	Beneficially	Outstanding EFL
or Identity of Group	Owned(1)(2)	Common Stock(3)
Erie Acquisition Inc. Erie, Pennsylvania	—	—

Erie Insurance Exchange Erie, Pennsylvania	5,055,562	53.50%

Erie Indemnity Company Erie Pennsylvania	2,043,900	21.63%

Erie Insurance Group Pension Plan for Employees Erie Pennsylvania	69,750	—

Directors of Erie Indemnity (4):

Kaj Ahlmann	—	—
John T. Baily	218.34	—
J. Ralph Borneman, Jr.	1,536	—
Patricia Garrison-Corbin	100	—
John R. Graham	—	—
Jonathan Hirt Hagen(5)	300	—
Susan Hirt Hagen(5)	300	—
C. Scott Hartz	—	—
F. William Hirt(6)	26,649	—
Claude C. Lilly, III	—	—
Jeffrey A. Ludrof	100	—
Lucian L. Morrison	—	—
Thomas W. Palmer	—	—
Robert C. Wilburn	500	—

Executive Officers of Erie Indemnity (7):

John J. Brinling, Jr.(8)	1,260	—
Philip A. Garcia	1,275	—
Michael J. Krahe	—	—
Thomas B. Morgan	84	—
Jan R. Van Gorder(9)	75	—
Douglas F. Ziegler	570	—

All Directors and Executive Officers as a Group (20 persons)	32,967.34	—

(1)	Information furnished by the named persons.

(2)	Under the rules of the SEC, a person is deemed to be the beneficial owner of securities if the person has, or shares, “voting power,” which includes the power to vote, or to direct the voting of, such securities, or “investment power,” which includes the power to dispose, or to direct the disposition, of such securities. Under these rules, more than one person may be deemed to be the beneficial owner of the same securities. Securities beneficially owned also include securities owned jointly, in whole or in part, or individually by the person’s spouse, minor children or other relatives who share the same home. The information set forth in the above table includes all shares of EFL common stock over which the named individuals, individually or together, share voting power or investment power. This table does not reflect shares of EFL common stock as to which beneficial ownership is disclaimed.

(3)	Less than 1% unless otherwise indicated.

(4)	All of the directors of Erie Indemnity, with the exception of Mr. Morrison and Mr. Palmer, are also directors of EFL.

(5)	Jonathan Hirt Hagen and Mrs. Hagen each own 300 shares directly. Jonathan Hirt Hagen, Mrs. Hagen and Thomas B. Hagen, Mrs. Hagen’s husband and Jonathan Hirt Hagen’s father, are limited partners of the Hagen Family Limited Partnership and Thomas B. Hagen is its general partner. As the general partner of the Hagen Family Limited Partnership, Thomas B. Hagen has sole voting power and investment power over the shares owned by the partnership. Jonathan Hirt Hagen and Mrs. Hagen disclaim beneficial ownership of 154,182 shares (1.63%) held by the Hagen Family Limited Partnership and the 300 shares held by Thomas B. Hagen. However, due to these relationships, these 154,482 shares are included as owned by Jonathan Hirt Hagen and Mrs. Hagen solely for purposes of determining the number of shares necessary to satisfy the Minimum Condition in the Offer.

(6)	Mr. Hirt owns 26,649 shares directly. Mr. Hirt disclaims beneficial ownership of the 26,649 shares owned by his wife, Audrey Hirt. However, the 26,649 shares owned by Audrey Hirt are included as owned by Mr. Hirt solely for purposes of determining the number of shares necessary to satisfy the Minimum Condition in the Offer.

(7)	Excludes Mr. Ludrof, who is listed under “ Directors.” All of the executive officers of Erie Indemnity, with the exception of Mr. Morgan, are also executive officers of EFL.

(8)	Includes 630 shares held directly by Mr. Brinling, 315 shares held in an Individual Retirement Account for Mr. Brinling and 315 shares held in an Individual Retirement Account for his wife.

(9)	Of this total, 30 shares are held directly by Mr. Van Gorder and each of his three sons owns 15 shares.
     As of April 26, 2006, the directors and executive officers of Erie Indemnity and EFL were beneficial owners, as that term is defined under the Rule 13d-3 under the Exchange Act, of an aggregate of 32,967.34 Shares, which would be worth $1,054,954.88 if the $32.00 per share Offer price were received for such Shares and had direct or indirect ownership interests in an aggregate of

214,098.34 Shares, which would be worth $6,851,146.88 if the $32.00 per share Offer price were received for such Shares.
     The following table sets forth as of April 26, 2006 the amount of the outstanding shares of Erie Indemnity’s Class A Common Stock and Class B Common Stock beneficially owned by the Erie Pension Plan and the directors and executive officers of Erie Indemnity. Neither the Purchaser nor the Exchange own any shares of Erie Indemnity’s Class A Common Stock or Class B Common Stock.

	Shares of Class A	Percent of	Shares of Class B	Percent of
	Common Stock	Outstanding	Common Stock	Outstanding
Name of Individual	Beneficially	Class A	Beneficially	Class B
or Identity of Group	Owned(1)(2)	Common Stock(3)	Owned(1)(2)	Common Stock(3)
Erie Insurance Group	60,000
Pension Plan for Employees

Directors:

Kaj Ahlmann	2,557	—	—	—
John T. Baily	4,095	—	—	—
J. Ralph Borneman, Jr.	52,595	—	—	—
Patricia Garrison-Corbin	3,295	—	—	—
John R. Graham	3,482	—	—	—
Jonathan Hirt Hagen	223,835	—	1	—
F. William Hirt(4)	1,909,329	3.17%	20	—
Susan Hirt Hagen(5)	6,661,395	11.06%	12	—
C. Scott Hartz	4,080	—	—	—
Claude C. Lilly, III	3,495	—	—	—
Jeffrey A. Ludrof(6)	16,741	—	—	—
Lucian L. Morrison	—	—	—	—
Thomas W. Palmer	—	—	—	—
Robert C. Wilburn	4,595	—	—	—

Executive Officers(7):

John J. Brinling, Jr.(8)	24,410	—	—	—
Philip A. Garcia(9)	36,598	—	—	—
Michael J. Krahe	2,300	—	—	—
Thomas B. Morgan	1,680	—	—	—
Jan R. Van Gorder	14,714	—	1	—
Douglas F. Ziegler(10)	109,585	—	—	—

All Directors and Executive Officers as a Group (20 persons)	9,078,781	15.08%	34	1.20%

(1)	Information furnished by the named persons.

(2)	Under the rules of the SEC, a person is deemed to be the beneficial owner of securities if the person has, or shares, “voting power,” which includes the power to vote, or to direct the voting of, such securities, or “investment power,” which includes the power to dispose, or to direct the disposition, of such securities. Under these rules, more than one person may be deemed to be the beneficial owner of the same securities. Securities beneficially owned also include securities owned jointly, in whole or in part, or individually by the person’s spouse, minor children or other relatives who share the same home. The information set forth in the above table includes all shares of Class A Common Stock and Class B Common Stock over which the named individuals, individually or together, share voting power or investment power. The table does not reflect shares of Class A Common Stock and Class B Common Stock as to which beneficial ownership is disclaimed.

(3)	Less than 1% unless otherwise indicated.

(4)	Mr. Hirt owns 1,909,329 shares of Class A Common Stock directly. Mr. Hirt also owns 20 shares of Class B Common Stock directly. Mr. Hirt disclaims beneficial ownership of the 1,906,734 shares of Class A Common Stock owned by his wife, Audrey Hirt.

(5)	Mrs. Hagen owns 2,895 shares of Class A Common Stock directly and 6,658,500 shares of Class A Common Stock indirectly through a revocable trust of which Mrs. Hagen was the grantor and is the sole trustee and beneficiary. Mrs. Hagen owns 12 shares of Class B Common Stock directly. Thomas B. Hagen, Mrs. Hagen’s husband, disclaims beneficial ownership of the shares of Class A and Class B Common Stock owned by Mrs. Hagen. Mrs. Hagen disclaims beneficial ownership of the 5,100 shares of Class A Common Stock and three shares of Class B Common Stock owned by Thomas B. Hagen and the 10,092,900 shares of Class A Common Stock and one share of Class B Common Stock owned by the Hagen Family Limited Partnership, for which Thomas B. Hagen, as general partner, has sole voting power and investment power over the shares owned by the partnership.

(6)	Includes 15,991 shares held directly by Mr. Ludrof and 250 shares each held by his three sons.

(7)	Excludes Mr. Ludrof, who is listed under “Directors.”

(8)	Includes 19,232 shares held directly by Mr. Brinling, 5,121 shares held in an Individual Retirement Account (“IRA”) for Mr. Brinling and 57 shares held in an IRA for his wife.

(9)	Includes 6,598 shares held directly by Mr. Garcia and 30,000 shares held by his wife.

(10)	Includes 92,645 shares held directly by Mr. Ziegler, 5,990 shares held by his son and 10,950 shares held by his wife.

EXECUTIVE AND DIRECTOR COMPENSATION
Summary Compensation Table
     The following table sets forth the compensation during each of the three fiscal years ended December 31, 2005, 2004, and 2003, awarded to, earned by or paid to the Chief Executive Officer and the four other most highly compensated executive officers during 2005 for services rendered in all capacities to EFL, Erie Indemnity, the Exchange and their subsidiaries and affiliates. The executive and senior officers of EFL also participate in certain pension and deferred compensation plans of Erie Indemnity. All amounts presented in the Executive and Director Compensation section, herein, are total payments received and earned for all entities of the Erie Insurance Group, a portion of which is borne by EFL based on allocation of the respective work efforts of the executive officer. All amounts exhibited are before individual income taxes.

	Annual Compensation				Long-Term Compensation
					Restricted
Name and Principal				Other Annual	Stock	LTIP		All Other
Position	Year	Salary	Bonus	Compensation	Awards	Payments		Compensation
			(1)	(2)	(3)	(4)		(5)
Jeffrey A. Ludrof	2005	$707,051	$964,040	$97,248	$337,660	$319,501	(6)	$28,282
President and Chief	2004	653,746	896,869	7,939	142,307	209,182		26,150
Executive Officer	2003	644,992	323,086	6,356	125,953	147,406		30,661

Jan R. Van Gorder	2005	$448,466	$410,714	$16,478	$175,720	$289,267	(6)	$17,939
Senior Executive Vice	2004	437,758	484,907	13,417	184,573	284,414		17,510
President, Secretary	2003	433,270	156,757	12,243	172,571	222,580		17,331
and General Counsel

Philip A. Garcia	2005	$354,388	$310,233	$11,093	$139,012	$216,472	(6)	$14,175
Executive Vice	2004	337,859	358,526	8,410	134,737	206,420		13,514
President and Chief	2003	332,307	118,709	7,272	125,953	154,381		13,292
Financial Officer

John J. Brinling, Jr.	2005	$296,628	$301,448	$14,765	$118,689	$200,053	(6)	$17,630
Executive Vice	2004	287,259	339,669	10,032	127,009	199,491		15,291
President, EFL	2003	284,787	101,107	8,704	122,182	154,993		18,941

Douglas F. Ziegler	2005	$292,163	$222,978	$8,673	$94,004	$127,896	(6)	$11,686
Senior Vice President	2004	278,250	248,397	5,282	74,229	112,380		11,130
Treasurer and Chief	2003	265,000	126,982	4,991	69,376	98,873		10,600
Investment Officer

(1)	The amounts indicated in the “Bonus” column represent amounts earned by the named executives under Erie Indemnity’s current Annual Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to promote the best interests of the Exchange while enhancing Erie Indemnity’s shareholder value by basing a portion of selected employees’

compensation on the performance of such employee and EFL. Performance measures are established by the Compensation Committee based on the attainment of certain predetermined Erie Indemnity performance goals. In 2003, Erie Indemnity negotiated the termination of all split-dollar life insurance arrangements with its officers, was repaid for all premiums previously paid by Erie Indemnity and replaced the split-dollar life insurance arrangements with Insurance Bonus Agreements. Included in the “Bonus” column are premiums paid under the Insurance Bonus Agreements for Messrs. Ludrof, Van Gorder, Garcia, Brinling and Ziegler that totaled $40,915, $42,201, $16,437, $46,908 and $0 in 2005, respectively, $44,017, $42,201, $22,581, $46,907 and $0 in 2004, respectively, and $31,494, $3,535, $0, $4,196 and $0 in 2003, respectively. The amounts indicated also include reimbursement for perquisites in the amounts of $18,258, $7,799, $7,292, $15,540 and $0 in 2005; $7,921, $7,428, $0, $6,948 and $0 in 2004; $0, $7,217, $5,861, $11,778 and $0 in 2003 for Messrs. Ludrof, Van Gorder, Garcia, Brinling and Ziegler, respectively. Mr. Ludrof received 789 shares of stock valued at $41,923 on the January 12, 2006 date of distribution.

(2)	Amounts indicated in the “Other Annual Compensation” column include the taxable value of group life insurance policies in excess of $50,000 and the associated tax reimbursement for the named executive officers. Amounts also include dividends paid on shares under the Long-Term Incentive Plan adopted by Erie Indemnity in 1997 (the “Initial LTIP”). For Mr. Ludrof, the 2005 amount includes $68,940 for the actual cost of his personal use of Erie Indemnity’s aircraft plus $8,054 for tax reimbursement of the related IRS imputed income, and a Healthy Directions incentive of $25.

(3)	The “Restricted Stock Awards” column represents Initial LTIP benefits expressed in dollar amounts using the closing price of Erie Indemnity’s Class A Common Stock as of the end of the respective year ($53.20 at December 31, 2005, $52.57 at December 31, 2004 and $42.38 at December 31, 2003) that remain restricted at the end of the year. The number of shares awarded to Messrs. Ludrof, Van Gorder, Garcia, Brinling and Ziegler, respectively, were: 6,347, 3,303, 2,613, 2,231 and 1,767 for 2005; 2,707, 3,511, 2,563, 2,416 and 1,412 for 2004 and 2,972, 4,072, 2,972, 2,883 and 1,637 for 2003. See “—Long-Term Incentive Plans” for a detailed description of Erie Indemnity’s Initial LTIP and the Long-Term Incentive Plan Erie Indemnity adopted in 2004 (the “New LTIP”). Initial LTIP dividends earned in the current year are reported in “Other Annual Compensation” when paid or in “All Other Compensation” when deferred.

(4)	The “LTIP Payments” column represents benefits under the Initial LTIP that became unrestricted at the end of 2005. The shares for 2003 were distributed in January 2004, the shares for 2004 were distributed in January 2005 and the shares for 2005 were distributed in January 2006. All of such shares were valued using the actual share price at the time of distribution. The number of shares distributed after withholding for income taxes for 2005 for Messrs. Ludrof, Van Gorder, Garcia, Brinling and Ziegler were 3,492, 3,134, 2,318, 2,283 and 1,329, respectively; 2,479, 3,122, 2,235, 2,310 and 1,166, for 2004, respectively; and 3,508, 3,402, 2,176, 2,485 and 1,393, for 2003, respectively. Mr. Brinling deferred the distribution of 531 shares in 2003 (valued using the share price as of December 31, 2003).

(5)	Amounts shown in the “All Other Compensation” column include matching contributions made by Erie Indemnity pursuant to Erie Indemnity’s Employee Savings Plan, expenses for spousal travel and deferred dividends and related earnings. For 2005, matching contributions made by Erie Indemnity to the Employee Savings Plan amounted to $28,282, $17,939, $14,175, $11,865 and $11,686 on behalf of Messrs. Ludrof, Van Gorder, Garcia, Brinling and Ziegler, respectively. For 2004, matching contributions made by Erie Indemnity to the Employee Savings Plan amounted to $26,150, $17,510, $13,514, $11,490 and $11,130 on behalf of Messrs. Ludrof, Van Gorder, Garcia, Brinling and Ziegler, respectively. For 2003, matching contributions made by Erie Indemnity to the Employee Savings Plan amounted to $25,800, $17,331, $13,292, $11,391 and $10,600 on behalf of Messrs. Ludrof, Van Gorder, Garcia, Brinling and Ziegler, respectively. In 2003, Erie Indemnity negotiated the termination of all split-dollar life insurance arrangements with its officers, was repaid all premiums previously paid by Erie Indemnity and replaced the arrangements with Insurance Bonus Agreements. See footnote 1 to this table for amounts paid under the Insurance Bonus Agreements for 2003, 2004 and 2005. Expenses for spousal travel were $4,861 and $4,461 for Messrs. Ludrof and Brinling, respectively, in 2003. Mr. Brinling also deferred dividends of $4,193, $2,774 and $2,451 and interest on deferred dividends of $1,572, $1,027 and $638 in 2005, 2004 and 2003, respectively.

(6)	Amounts shown in the Restricted Stock Awards column are paid in three annual installments beginning with the year in which the award is made. The amounts shown are for stock that will become unrestricted at December 31, 2006 and 2007. Accordingly, amounts shown in the LTIP Payments column include payments of stock from the awards made in 2005, 2004 and 2003 under the Initial LTIP.
Agreements with Executive Officers
     Erie Indemnity, on behalf of Erie Insurance Group, has employment agreements with the following of EFL’s senior executive officers: Jeffrey A. Ludrof, President and Chief Executive Officer; Jan R. Van Gorder, Senior Executive Vice President, Secretary and General Counsel; Philip A. Garcia, Executive Vice President and Chief Financial Officer; John J. Brinling, Jr., Executive Vice President of EFL; and Douglas F. Ziegler, Senior Vice President, Treasurer and Chief Investment Officer. The employment agreements have the following principal terms:
(a)	The term of the contract for Mr. Ludrof will remain at 4 years, expiring on December 11, 2009. For all other of the above officers, the term of the contract was increased from 2 years to 3 years and will expire on December 11, 2008, unless the agreement is therefore terminated in accordance with its terms, with or without Cause (as defined in the agreement), or due to the disability or death of the officer or notice of nonrenewal is given by Erie Indemnity or the executive 30 days before any anniversary date;

(b)	A minimum annual base salary at least equal to the executive’s annual base salary at the time the agreement was executed, subject to periodic review to reflect the executive’s performance and responsibilities, competitive compensation levels and the impact of inflation;

(c)	The eligibility of the executive under Erie Indemnity’s incentive compensation programs and employee benefit plans;

(d)	The establishment of the terms and conditions upon which the executive’s employment may be terminated by Erie Indemnity and the compensation of the executive in such circumstances. The agreements provide generally, among other things, that if the employment of an executive is terminated without Cause by Erie Indemnity or by the executive for Good Reason (as defined in the agreement) then the executive shall be entitled to receive: (i) for the CEO an amount equal to the sum of three times the executive’s highest annual base salary during the preceding three years, plus an amount equal to the sum of the higher of the CEO’s target amount, or actual bonus paid under any Erie Indemnity annual incentive plan for the three (3) calendar years preceding the date of the termination of the CEO’s employment, divided by three; for the named executive vice presidents, an amount equal to the sum of 2.75 times the executive’s highest annual base salary during the preceding three years, plus an amount equal to the sum of the higher of the executive’s target amount, or actual bonus paid under any Erie Indemnity annual incentive plan for the three (3) calendar years preceding the date of the termination of the executive’s employment, divided by three; and for the senior vice president, 2.5 times the officer’s highest annual base salary during the preceding three years, plus an amount equal to the sum of the higher of the officer’s target amount, or actual bonus paid under any Erie Indemnity annual incentive plan for the three (3) calendar years preceding the date of the termination of the senior vice president’s employment, divided by three; (ii) any award or other compensation to which the executive is entitled under any Erie Indemnity LTIP; (iii) continuing participation in any employee benefit plans for a period of three years following a termination to the extent the executive and his or her dependents were eligible to participate in such programs immediately prior to the executive’s termination; and (iv) immediate vesting and nonforfeitability of accrued benefits under Erie Indemnity’s Supplemental Retirement Plan for Certain Members of the Erie Insurance Group Retirement Plan for Employees (the “SERP”), including an unreduced benefit for early retirement before age 65, and a gross-up for income taxes on the annuity and/or lump sum payment of the retirement benefit. Under the prior agreements, all of the named executive officers received three times their highest based salary, and three times the highest bonus amount paid in the three prior years to termination. Based on the research and recommendation of the consultant to the committee, the severance benefit multiple was reduced from 3 times to 2.75 times for the Executive Vice Presidents and 2.5 times for the Senior Vice President, consistent with the consultant’s market research. Additionally, the bonus component of the severance benefit was reduced from the highest award in the prior three years to the average of the bonus amount in the prior three years. Deferral options available under the previous agreements were eliminated to conform to the requirements of the American Jobs Creation Act;

(e)	A cash payment (a “Gross-Up Payment”) equal to the then current rate of tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) multiplied by the total of the amounts paid or payable, including the Gross-Up Payment, which are deemed to be a part of an “excess parachute payment” as that term is defined in Sections 4999 and 280G of the Internal Revenue Code of 1986 (the “Code”);

(f)	Provisions relating to confidentiality and nondisclosure following an executive’s termination; and

(g)	An agreement by the executive not to compete with Erie Indemnity for a period of one year following his or her termination, unless such termination was effected by Erie Indemnity without Cause.
     Industry data from the survey undertaken by the compensation consultant confirmed the reasonableness of the term periods as revised.
Stock Options and Stock Appreciation Rights
     EFL does not have a stock option plan, nor has it ever granted any stock option or stock appreciation right to any of the persons named in the Summary Compensation Table.
Long-Term Incentive Plans
     EFL participates in a Long-Term Incentive Plan sponsored by Erie Indemnity. In 1997, Erie Indemnity adopted the Initial LTIP, which was designed to enhance the growth and profitability of Erie Indemnity by providing the incentive of long-term rewards to key employees who are capable of having a significant impact on the performance of Erie Indemnity, to attract and retain employees of outstanding competence and ability and to further align the interests of such employees with those of the shareholders of Erie Indemnity. The Initial LTIP was approved by the holders of Erie Indemnity’s Class B Common Stock in 1997 as a performance-based plan under the Code, and its continuation was approved by Erie Indemnity’s shareholders at the 2002 Annual Meeting in satisfaction of the requirements of the Code. The Initial LTIP was amended at the 2003 Annual Meeting to increase the maximum value of the phantom share units that could be earned by a participant in any performance award from $500,000 to $1,000,000 and at the same time was reapproved by Erie Indemnity’s shareholders. Each participant is granted awards of phantom share units under the Initial LTIP based upon a target award calculated as a percentage of the participant’s base salary. The total value of any phantom share units is determined at the end of the performance period based upon the growth in Erie Indemnity’s retained earnings. Each participant is then entitled to receive restricted shares of Erie Indemnity’s Class A Common Stock equal to the dollar value of the phantom share units at the end of the performance period. The vesting period for the restricted shares of Erie Indemnity’s Class A Common Stock issued to each executive is three years after the end of the performance period. If a participant ceases to be an employee prior to the end of the performance period for reasons other than retirement, death or disability, the participant forfeits all phantom share units awarded. If a participant ceases to be an employee after the end of the performance period but prior to the end of the vesting period for reasons other than retirement, death or disability, the participant forfeits all unvested restricted shares previously granted. Because the Board of Directors and holders of Erie Indemnity’s Class B Common Stock approved a new long-term incentive plan described below, no further awards will be made under the Initial LTIP and the last performance period under the Initial LTIP was 2003-2005.

     In 2004, the Compensation Committee recommended the adoption of the New LTIP to replace the Initial LTIP. Erie Indemnity’s Board of Directors adopted the New LTIP and, in accordance with the Code and Nasdaq rules, the holders of Erie Indemnity’s Class B Common Stock approved the New LTIP at Erie Indemnity’s 2004 Annual Meeting. The New LTIP became effective March 2, 2004. The New LTIP is administered by the Compensation Committee of the Board of Directors. The Compensation Committee is authorized to grant restricted performance shares to participants. Restricted performance shares represent a right to receive shares of Erie Indemnity’s Class A Common Stock based on the achievement, or the level of achievement, during a specified performance period of one or more performance goals established by the Compensation Committee at the time of the award. At the time restricted performance shares are granted, the Compensation Committee will specify in writing (1) the performance goals applicable to the award, the weighing of such goals and the performance period during which the achievement, or the level of achievement, of the performance goals are to be measured, (2) the number of shares of Erie Indemnity’s Class A Common Stock that may be earned by the participant based on the achievement, or the level of achievement, of the performance goals or the formula by which such amount shall be determined and (3) such other terms and conditions as the Compensation Committee determines to be appropriate. Following completion of the applicable performance period, the Compensation Committee will determine whether the applicable performance goals were achieved, or the level of such achievement, and the number of shares, if any, earned by the participant based upon such performance. Erie Indemnity will then issue to the participant the number of shares of Erie Indemnity’s Class A Common Stock earned pursuant to the award of restricted performance shares for the relevant performance period. If a participant ceases to be an employee of Erie Indemnity, its subsidiaries and affiliates prior to the end of a performance period by reason of death, disability or normal or early retirement (as defined in Erie Indemnity’s qualified pension plan for employees), the participant may receive all or such portion of his or her award as may be determined by the Compensation Committee in its discretion; however, a participant will not receive less than the total number of shares of Erie Indemnity’s Class A Common Stock earned pursuant to such restricted performance shares held by such participant based upon performance during the reduced performance period that is deemed to end on the last day of the year in which employment terminates. If a participant ceases to be an employee of Erie Indemnity, its subsidiaries and affiliates prior to the end of a performance period for any reason other than death, disability or normal or early retirement, the participant may receive all or such portion of his or her award as may be determined by the Compensation Committee in its discretion. A participant who is terminated for cause is not entitled to receive payment of any award for any performance period. The maximum number of shares of Erie Indemnity’s Class A Common Stock that may be earned under the New LTIP by any single participant during any one calendar year is limited to 250,000 shares.
     The following table sets forth target awards granted under the Initial LTIP and the New LTIP to each person named in the Summary Compensation Table, all current executive officers as a group and all employees other than the executive officers as a group (i) for the three-year performance period of 2005 to 2007 under the New LTIP, (ii) for the three-year performance period of 2004 to 2006 under the New LTIP and (iii) for the three-year performance period of 2003 to 2005 under the Initial LTIP.

LONG-TERM INCENTIVE PLAN
AWARDS IN LAST FISCAL YEAR

	Number of Shares, Units		Performance
	or Other Rights(#)		or Other
	Phantom	Restricted	Period Until	Estimated Future Payouts Under
	Share Units	Performance	Maturation	Non-Stock Price-Based Plans
Name	(1)	Shares (2)	or Payout	Threshold	Target ($)	Maximum
Jeffrey A. Ludrof	60,698	N/A	2003-2005	0	605,320	(3)
	N/A	15,926	2004-2006	0	653,746	(4)
	N/A	13,830	2005-2007	0	719,120	(4)

Jan R. Van Gorder	24,847	N/A	2003-2005	0	247,787	(3)
	N/A	6,932	2004-2006	0	284,543	(4)
	N/A	5,637	2005-2007	0	293,079	(4)

Philip A. Garcia	20,019	N/A	2003-2005	0	199,644	(3)
	N/A	5,350	2004-2006	0	219,608	(4)
	N/A	4,821	2005-2007	0	250,691	(4)

John J. Brinling, Jr.	16,460	N/A	2003-2005	0	164,148	(3)
	N/A	4,199	2004-2006	0	172,355	(4)
	N/A	3,448	2005-2007	0	179,250	(4)

Douglas F. Ziegler	13,380	N/A	2003-2005	0	132,500	(3)
	N/A	4,406	2004-2006	0	180,863	(4)
	N/A	3,653	2005-2007	0	189,905	(4)

Executive Officer	146,467	N/A	2003-2005	0	1,460,664	(3)
Group	N/A	40,043	2004-2006	0	1,643,666	(4)
	N/A	35,143	2005-2007	0	1,827,255	(4)

Non-Executive	85,230	N/A	2003-2005	0	849,974	(3)
Officer	N/A	24,494	2004-2006	0	1,005,275	(4)
Employee Group	N/A	22,529	2005-2007	0	1,171,090	(4)

(1)	Reflects awards made under the Initial LTIP.

(2)	Reflects awards made under the New LTIP.

(3)	An executive’s target award is established by the Compensation Committee. Under the Initial LTIP, the actual value of an executive’s phantom share units at the end of a performance period may be more or less than the executive’s target amount. However, the maximum value of phantom share units earned by an executive for the 2003-2005 performance period is $500,000.

(4)	An executive’s target award is established by the Compensation Committee. Under the New LTIP, the actual number and value of the shares of Erie Indemnity’s Class A Common Stock paid to an executive for restricted performance shares at the end of a performance period may be more or less than the executive’s target. However, the number of shares of Erie Indemnity’s Class A Common Stock issued to an executive for his or her restricted performance shares may not exceed 250,000 shares at the end of a performance period.
Pension Plan
     The following table sets forth the estimated total annual benefits payable upon retirement at age 65 under the Erie Insurance Group Retirement Plan for Employees and the SERP (collectively, the “Retirement Plans”).
PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30
$250,000	$75,000	$100,000	$125,000	$150,000
300,000	90,000	120,000	150,000	180,000
350,000	105,000	140,000	175,000	210,000
400,000	120,000	160,000	200,000	240,000
450,000	135,000	180,000	225,000	270,000
500,000	150,000	200,000	250,000	300,000
550,000	165,000	220,000	275,000	330,000
600,000	180,000	240,000	300,000	360,000
650,000	195,000	260,000	325,000	390,000
700,000	210,000	280,000	350,000	420,000
750,000	225,000	300,000	375,000	450,000
800,000	240,000	320,000	400,000	480,000
     The compensation covered by the Retirement Plans is the base salary reported in the Summary Compensation Table.
     Under the Retirement Plans, credited years of service is capped at 30 years. Credited years of service for each of the individuals named in the Summary Compensation Table is as follows: Jeffrey A. Ludrof — 25 years, Jan R. Van Gorder — 25 years, Philip A. Garcia — 25 years, John J. Brinling, Jr. — 30 years and Douglas F. Ziegler — 18 years.
     The benefits under the Retirement Plans are computed on the basis of straight-life annuity amounts and a life annuity with a ten-year certain benefit. The benefits listed in the Pension Plan Table are not subject to deduction for Social Security or other offset amounts. The information in the foregoing table does not reflect certain limitations imposed by the Code. The Code prohibits the inclusion of earnings in excess of $220,000 per year (adjusted periodically for cost of living increases) in the average earnings used to calculate benefits. The Code also limits the maximum annual pension (currently $175,000, but adjusted periodically for cost of living increases) that can be paid to each eligible employee. The SERP provides benefits for senior management in excess of the earnings limitations imposed by the Code similar to those provided to all other full-time employees as if the Code limitations were not in effect. Those benefits are incorporated into the Pension Plan Table.

Director Compensation
     The annual retainer for EFL’s directors for services to all member companies of the Erie Insurance Group, including EFL, is $25,000, plus $1,500 for each meeting attended and $1,500 for each committee meeting attended. Committee chairs each receive an additional $5,000, except for the Audit Committee Chair who receives $8,500 and the Lead Director who receives $20,000. EFL’s share of the retainer in 2005 was 20%. In addition, all directors are reimbursed for their expenses incurred in attending meetings. Officers of EFL who serve as directors are not compensated for attendance at meetings of the Board of Directors and its committees. A director may elect prior to the end of a calendar year to defer receipt of up to 100% of the director’s board compensation for the following year, including retainers, meeting fees and chairperson and lead director fees. A deferred compensation account is maintained for each outside director who elects to defer board compensation. A director who defers board compensation may select hypothetical investment options for amounts in the director’s deferred compensation account and such account is credited, including with hypothetical interest, based on the investment results of the hypothetical investment options selected.
     Erie Indemnity also maintains a deferred stock compensation plan for Erie Indemnity’s outside directors. The purpose of this plan is to further align the interests of outside directors with shareholders by providing for a portion of annual compensation for the directors’ services in shares of Erie Indemnity’s Class A Common Stock. A deferred stock account is maintained for each outside director under the plan. The account is credited annually with a grant of shares of Erie Indemnity’s Class A Common Stock determined by dividing $35,000 by the closing price of the Erie Indemnity’s Class A Common Stock on the first business day after Erie Indemnity’s annual meeting of shareholders. Each director vests in the grant 25% every three full calendar months over the course of a year, with the final 25% vesting on the date of the next annual meeting if the next annual meeting is held before the final three full calendar months have elapsed. Dividends paid by Erie Indemnity are reinvested into each director’s account with additional shares of Erie Indemnity’s Class A Common Stock and such credited shares vest immediately. Erie Indemnity accounts for the fair value of its grants under the plan in accordance with FAS 148, “Accounting for Stock-Based Compensation.” The annual charge related to this plan to Erie Insurance Group and its affiliates totaled approximately $315,059 for 2005; EFL’s share of this charge for 2005 was approximately $63,011.
Equity Compensation Plan Information
     The following table sets forth certain information as of December 31, 2005 with respect to compensation plans under which equity securities of Erie Indemnity are awarded.

			Number of
			securities
			remaining
	Number of securities	Weighted average	available for
	to be issued upon	exercise price of	future issuance
	exercise of	outstanding	under equity
	outstanding options,	options, warrants	compensation
Plan Category	warrants and rights	and rights	plans
Equity compensation plans approved by security holders	204,479 (1)	N/A	N/A
Equity compensation plans not approved by security holders	25,820 (2)	N/A	N/A

Total	230,299

(1)	The number of shares designated are not issued by Erie Indemnity but are purchased by Erie Indemnity in the open market and awarded to the participants pursuant to the terms of the respective plans. Includes 82,270 restricted shares of Erie Indemnity Class A Common Stock for closed performance periods under the Initial LTIP. The total number of restricted performance shares awarded under the New LTIP for the 2005-2007 and 2004-2006 performance periods was 57,672 and 64,537, respectively.

(2)	Represents total share credits in deferred stock accounts as of December 31, 2005 under Erie Indemnity’s deferred stock compensation plan for its outside directors.
Certain Relationships And Related Transactions
     J. Ralph Borneman, Jr., a director of EFL, is an officer and principal shareholder of an insurance agency that receives insurance commissions in the ordinary course of business from the insurance companies managed by EFL in accordance with the companies’ standard commission schedules and agents’ contracts. Such payments made in 2005 to the Borneman insurance agency for commissions written on insurance policies from Erie Indemnity’s insurance company subsidiaries, the Exchange and its respective insurance company subsidiaries and EFL amounted to $4,769,199. Of this amount, EFL paid commissions totaling $80,131.
     Pursuant to previously approved compensation arrangements for executive officers, EFL maintained split-dollar life insurance arrangements for the following former Chief Executive Officers: Mr. Hirt, the Chairman of the Board of Directors, and Thomas B. Hagen, the husband of Mrs. Hagen, a director of EFL and the father of Jonathan Hirt Hagen, a director of EFL. EFL also maintained split-dollar life insurance arrangements for two current executive officers: Jeffrey A. Ludrof, President and Chief Executive Officer and a director of EFL, and Jan R. Van Gorder, Senior Executive Vice President, Secretary and General Counsel and a director of EFL until April 2005. In 2003, EFL negotiated the termination of these split-dollar arrangements.
     For all split-dollar insurance policies for which Thomas B. Hagen and Susan Hirt Hagen are the insureds, the policy owner in each case is an irrevocable trust created by the insured. With respect to the single life split-dollar insurance policies purchased in 1988 with Thomas B. Hagen or Susan Hirt Hagen as the insured, the policy owner entered into an agreement to reimburse Erie Indemnity on December 31, 2003 for insurance premiums it previously advanced totaling $258,008. Under the split-dollar agreement, this reimbursement was not due until the death of the insured for each policy. The owner of the policies borrowed against the policies to make this repayment. Beginning in 2004, Erie Indemnity agreed to provide annually to the policy owners, as indemnification for the early repayment, an amount equal to the interest on the policy loans, grossed up for income taxes. The amount of this payment for 2005 was $66,025.
     With respect to the single life split-dollar insurance policy purchased in 1988 with Mr. Hirt as the insured, the policy owner entered into an agreement to reimburse Erie Indemnity on December 31, 2003 for insurance premiums it previously advanced totaling $256,662. Under the split-dollar agreement, this reimbursement was not due until the death of the insured. The owner of the policy borrowed against the policy to make this repayment. Beginning in 2004, Erie Indemnity agreed to provide annually to the insured, as indemnification for the early repayment, an amount equal to the interest on the policy loan, grossed up for income taxes. The amount of this payment for 2005 was $42,744. With respect to the second to die split-dollar life insurance policy purchased in 1990 with Mr. Hirt and his wife as the insureds, the policy owner entered into an agreement to reimburse Erie Indemnity on December 31, 2003 for insurance premiums it previously advanced totaling $914,304. Under the split-dollar agreement, this reimbursement was not due until the death of the respective insured. The owner of the policy borrowed against the policy to make this repayment. Beginning in 2004, Erie Indemnity agreed to provide annually to the insureds, as indemnification for the early repayment, an amount equal to the average value of the economic benefit to the insureds for the next five years. This value was derived from the P.S. 58 rates provided by the Internal Revenue Service to measure the taxable economic benefit received by employees from the pure insurance protection provided by split-dollar plans and qualified retirement plans. This payment totaled $70,645 in 2005.
     Effective May 1, 2003, Erie Indemnity entered into leases expiring on April 30, 2006 for each floor of a three-story office building, with a lower level basement, in Erie, Pennsylvania. The first two floors of the building were owned jointly by the Black Interests Limited Partnership, of which Samuel P. Black, III, a director of EFL and of Erie Indemnity until December 2004, is the managing general partner and a limited partner, and by the estate of Mr. Black’s father, of which Mr. Black was executor. The lower level basement area is owned by Historic Square Properties, a general partnership in which Jan R. Van Gorder, EFL’s Senior Executive Vice President, Secretary and General Counsel, and a director of EFL and of Erie Indemnity until April 2005, is a general partner with an approximately one-third economic interest. This lease transaction for the office building was authorized by the Board of Directors; Mr. Black and Mr. Van Gorder recused themselves from discussion of and voting on the lease transaction. In addition, the interests of Mr. Black and Mr. Van Gorder in the office building were disclosed to the Board of Directors prior to its approval of the lease transaction. The amount of rent paid by Erie Indemnity to Historic Square Properties during 2005 was $32,000. In addition, Erie Indemnity made property tax reimbursement payments to Historic Square Properties in the amount of $3,593 during 2005. On August 29, 2005, Erie Indemnity exercised its option to extend the term of the leases to April 30, 2009.

TERMS AND STRUCTURE OF OPERATING RELATIONSHIPS
BETWEEN EFL AND ERIE INDEMNITY
     Expense Allocations. EFL, Erie Indemnity and the Exchange share common facilities and services. The costs of such common services are allocated to EFL based upon EFL’s usage. In addition, Erie Indemnity is the common paymaster for the Erie Insurance Group. EFL reimburses Erie Indemnity for operating expenses, including salary and benefit costs. Operating expenses of EFL paid by Erie Indemnity are reimbursed on a monthly basis. The amount of these reimbursements totaled $30.7 million, $26.1 million and $23.6 million for 2005, 2004 and 2003, respectively. No interest is charged or received on these intercompany balances due to the timely settlement terms and nature of the items.
     The employees of EFL participate in the pension and other employee benefit plans of Erie Indemnity. The pension benefits are based on years of service and salary. Pension costs are funded by Erie Indemnity in amounts sufficient to at least meet ERISA minimum funding requirements. EFL, through Erie Indemnity, also participates in certain deferred compensation and supplemental pension plans for certain executive and senior officers. The amounts recorded by EFL for the deferred compensation and supplemental pension plan totaled $1.3 million in 2005 and $1.1 million in 2004 and 2003. These costs are settled in cash to Erie Indemnity as payments are made under these plans. The pension and related benefit costs allocated to EFL from Erie Indemnity was $0.7 million, $0.6 million and $0.2 million in 2005, 2004 and 2003, respectively.
     In 2004, EFL established an agent bonus program. The bonus is calculated based on various factors, including levels of life commissions paid to an agency and an agency’s property/casualty insurance production levels. The bonuses are paid to the agents by Erie Indemnity. EFL in turn reimburses Erie Indemnity. Cash payments to Erie Indemnity relating to these bonuses totaled $2.0 million in 2005. There were no payments relating to this bonus program made to Erie Indemnity in 2004.
     Surplus Notes. EFL has issued surplus notes to each of Erie Indemnity and the Exchange. A surplus note is a debt instrument issued by an insurance company that is subordinated to the rights of the policyholders of EFL that issued the surplus note. Interest and principal payments for surplus notes issued by EFL are subject to prior approval by the Pennsylvania Insurance Commissioner.
     In 2003, EFL issued a surplus note to Erie Indemnity for $25 million bearing an annual interest rate of 6.70%, scheduled to be paid semi-annually. The surplus note is payable on demand on or after December 31, 2018. Interest paid on this note totaled $1.7 million in each of 2005 and 2004. During the fourth quarter of 2005, EFL retired a $15 million surplus note due to Erie Indemnity. Interest paid on this note totaled $1.0 million in each of 2005 and 2004.
     Also, during the fourth quarter of 2005, EFL issued a $20 million surplus note to the Exchange. This surplus note bears an annual interest rate of 6.26% and is scheduled to be paid semi-annually. The surplus note is payable on demand on or after December 31, 2025. No interest was paid on this note in 2005.

     Real Estate. EFL owns certain real estate it leases to Erie Indemnity. Rentals paid by Erie Indemnity to EFL totaled $0.3 million in each of 2005, 2004 and 2003. Future minimum rentals under this agreement are as follows (in thousands):

Year Ending	Rental
December 31	Payment
2006	$337
2007	341
2008	114

Total	$1,123

     Software and equipment. Erie Indemnity purchased certain software and equipment for use by EFL. Depreciation and applicable interest are charged to EFL throughout the estimated useful life of the asset and is included in general expenses. Depreciation and interest charged EFL amounted to $0.7 million in each of 2005, 2004 and 2003.
     Annuities. The Erie Insurance Group Retirement Plan purchases individual annuities for some terminated vested employees or beneficiaries receiving benefits from EFL. These annuities are nonparticipating contracts under which EFL has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the plan. Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan were $41.2 million and $43.0 million at December 31, 2005 and 2004, respectively.
     The Erie Insurance Group 401(k) plan for employees includes an EFL group annuity as an investment option. Annuity deposit balances outstanding relating to 401(k) contributions from employees were $32.6 million and $30.2 million at December 31, 2005 and 2004, respectively.
     The Erie Insurance Group affiliated property/casualty insurance companies periodically purchase annuities from EFL in connection with the structured settlement of claims. The reserves held for structured settlement annuities sold to the affiliated property/casualty insurance companies totaled $216.1 million and $213.7 million at December 31, 2005 and 2004, respectively.